

04003465

CM
3-22

UNITED STATES
RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
MAR - 1 2004
WASH.

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SEC FILE NUMBER
8- 45673

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2003___ AND ENDING ___12/31/2003___
                                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Newbury Street Capital,
Limited Partnership

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

38 Newbury Street
_____
(No. and Street)

Boston   MA   02116
_____
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert Katz   617-536-0333
                                                     (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moody, Famiglietti, Andronico, LLP
_____
(Name – if individual, state last, first, middle name)

793 Turnpike Street   North Andover   MA   01845
_____
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2004
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, ___Samuel E. Bain, Jr._____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Newbury Street Capital, Limited Partnership_____ , as of ___December 31, 2003_____ , 20 03 ___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

___President, Newbury Street Capital___
Title

as General Partner

_____
Notary Public Expires 2-23-08

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NEWBURY STREET CAPITAL LIMITED PARTNERSHIP

FINANCIAL STATEMENTS

DECEMBER 31, 2003 AND 2002



Moody, Famiglietti & Andronico, LLP
Certified Public Accountants and Consultants

To the Partners
Newbury Street Capital Limited Partnership
38 Newbury Street
Boston, Massachusetts 02116

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statements of financial condition of Newbury Street Capital Limited Partnership as of December 31, 2003 and 2002, and the related statements of income, changes in partners' capital and cash flows for the years then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Newbury Street Capital Limited Partnership as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Moody, Famiglietti & Andronico, LLP

Moody, Famiglietti & Andronico, LLP
February 4, 2004

December 31		2003		2002
Assets				
Current Assets:				
Cash and Equivalents	$	**783,766**	$	599,789
Commissions Receivable		**104,105**		57,491
Prepaid Expenses and Other Current Assets		**13,421**		13,196
Total Assets	$	**901,292**	$	670,476
Liabilities and Partners' Capital				
Liabilities:				
Loans Payable - Partners (Note 6)	$	**518,641**	$	-
Accounts Payable and Accrued Expenses		**30,627**		9,114
Due to Affiliated Entity (Note 7)		**13,250**		-
Total Liabilities		**562,518**		9,114
Partners' Capital		**338,774**		661,362
Total Liabilities and Partners' Capital	$	**901,292**	$	670,476

The accompanying notes are an integral part of these financial statements.

For the Years Ended December 31		2003		2002
Revenues:				
Commissions (Note 7)	$	860,200	$	836,636
Interest		164,997		206,660
Total Revenues		1,025,197		1,043,296
Expenses:				
Commissions and Clearing		473,109		454,803
Settlement Fee (Note 5)		150,000		-
Management Fees (Note 7)		66,000		66,000
Professional Fees		17,383		19,850
Broker Dealer and Agent Fees		11,885		10,576
Interest Expense		10,117		-
Quote Service		4,800		16,200
Net Loss on Investments		4,767		8,603
Miscellaneous		3,362		2,919
Training		3,000		3,000
Computer Expense		2,000		2,000
Insurance - Bonding		-		2,878
Total Expenses		746,423		586,829
Net Income	$	278,774	$	456,467

For the Years Ended December 31		2003		2002
Partners' Capital, Beginning	$	661,362	$	704,176
Net Income		278,774		456,467
Contribution to Capital (Note 3)		60,000		-
Distributions to Partners (Notes 4 and 6)		(661,362)		(499,281)
Partners' Capital, Ending	$	338,774	$	661,362

For the Years Ended December 31	2003	2002
Cash Flows from Operating Activities:		
Net Income	$ 278,774	$ 456,467
Adjustments to Reconcile Net Income to Net Cash Provided		
by Operating Activities:		
(Increase) Decrease in Commissions Receivable	(46,614)	19,998
(Increase) Decrease in Prepaid Expenses and Other Current Assets	(225)	185
Increase in Accounts Payable and Accrued Expenses	21,513	9,114
Increase (Decrease) in Due to Affiliated Entity	13,250	(20,746)
Net Cash Provided by Operating Activities	266,698	465,018
Cash Flows from Financing Activities:		
Distributions to Partners	(142,721)	(499,281)
Contributions to Capital	60,000	-
Net Cash Used in Financing Activities	(82,721)	(499,281)
Net Increase (Decrease) in Cash and Equivalents	183,977	(34,263)
Cash and Equivalents, Beginning	599,789	634,052
Cash and Equivalents, Ending	$ 783,766	$ 599,789

See Note 6 for non-cash financing activities.

1. Significant Accounting Policies:

Reporting Entity: Newbury Street Capital Limited Partnership (the Partnership) was formed on March 16, 1993, as a Massachusetts limited partnership and is registered under the Securities Exchange Act of 1934 as a broker/dealer providing securities brokerage, placement and underwriting services. The Partnership utilizes a clearing/carrying broker to execute brokerage transactions and to perform custodial functions relating to customer securities.

Revenue Recognition: The Partnership recognizes revenues and expenses relating to commissions on a trade date basis.

The Partnership shares in interest earned by the clearing broker on debit and credit balances of the Partnership's clients' accounts carried by the clearing broker. Interest income is accrued as earned.

Cash and Equivalents: The Partnership maintains cash in bank deposit accounts which, at times, may exceed federally insured limits. The Partnership has a cash management program which provides for investment of excess cash balances primarily in money market funds. The Partnership considers such highly liquid investments with maturities of three months or less when invested to be cash equivalents.

Investments: Investments in marketable securities are valued at market value based on quoted market prices for such securities. Non-marketable securities are also valued at market value as determined based on management's estimates. Gains and losses arising from all securities transactions are recorded on a trade date basis.

Income Taxes: No provision for federal or state income taxes is presented in these financial statements as Newbury Street Capital Limited Partnership is a partnership and, accordingly, the Partnership's taxable income is allocated to its partners for income tax reporting purposes.

Uses of Estimates: Management has used estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities in its preparation of the financial statements in accordance with accounting principles generally accepted in the United States. Actual results experienced by the Partnership may differ from those estimates.

2. Net Capital:

The Partnership is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of not less than the greater of 6 2/3% of aggregate indebtedness or $5,000. As of December 31, 2003 and 2002, the Partnership's net capital amounted to $325,353 and $648,166, respectively.

Rule 15c3-1 also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Partnership's aggregate indebtedness to net capital ratio amounted to 1.73 to 1 and .01 to 1, as of December 31, 2003 and 2002, respectively.

The Partnership is required by its clearing broker to maintain net capital of not less than $150,000.

3. Admission of New Limited Partners:

On July 1, 2003, the Partnership admitted two new limited partners. Additionally, on January 1, 2002, the Partnership admitted a new limited partner. The new limited partners' interests are subject to certain vesting arrangements.

4. Withdrawal of a Limited Partner:

During the year ended December 31, 2002, pursuant to an agreement, the Partnership purchased all of the partnership interests owned by a certain limited partner. The consideration paid to the partner was accounted for as a partner distribution in the accompanying financial statements for the year ended December 31, 2002.

5. Settlement Fee:

During the year ended December 31, 2003, the Company settled a legal claim for cash consideration in the amount of $150,000.

6. Loans Payable - Partners:

Loans payable - partners represent several unsecured, demand loan agreements with certain partners entered into in lieu of distributions payable from the

6. Notes Payable – Partners (Continued):

Partnership during the year ended December 31, 2003. As of December 31, 2003, balances outstanding under these loan agreements amounted to $518,641. These loans bear interest at 4% per annum. Included in accrued expenses in the accompanying balance sheet as of December 31, 2003 is accrued interest on such loans in the amount of $10,117.

7. Related Party Transactions:

The Partnership acts as a broker in security transactions for an affiliated entity. All commission revenues are derived from transactions initiated by the affiliated entity.

The affiliated entity provides certain administrative and management services to the Partnership. Management fees incurred by the Partnership with the affiliated entity for these services amounted to $66,000 during each of the years ended December 31, 2003 and 2002. Additional expenses incurred by the Partnership with the affiliated entity for training and computer expenses amounted to $5,000 for each of the years ended December 31, 2003 and 2002. Due to affiliated entity represents amounts due to the affiliated entity for management fees, training and computer expenses. As of December 31, 2003, such amounts due to the affiliated entity amounted to $13,250.

Schedule of Computation of Net Capital Under
Rule 15c3-1 of the Securities and Exchange Commission

Newbury Street Capital Limited Partnership

For the Year Ended December 31		2003
Aggregate Indebtedness	$	562,518
Partners' Capital	$	338,774
Deductions for Nonallowable Assets:		
Prepaid Expenses and Other Current Assets		(13,421)
Net Capital		325,353
Minimum Net Capital Requirement to be Maintained		37,501
Net Capital in Excess of Requirements	$	287,852
Ratio of Aggregate Indebtedness to Net Capital		1.73 to 1

Reconciliation with Partnership's Computation (included in Part II of Form X-17A-5 as of December 31, 2003):

Net Capital, as Reported in Partnership's Part II (unaudited) FOCUS Report	$	341,391
Accrued Interest Expense on Loans Payable - Partners		(10,117)
Nonallowable Asset - Prepaid Expenses		(5,921)
Net Capital Per Above	$	325,353

M F A Moody, Famiglietti & Andronico, LLP
Certified Public Accountants and Consultants

To the Partners
Newbury Street Capital Limited Partnership
38 Newbury Street
Boston, Massachusetts 02116

<u>Independent Auditors' Report on Internal Control Structure Required by</u>
<u>SEC Rule 17a - 5</u>

In planning and performing our audits of the financial statements and supplemental schedules of Newbury Street Capital Limited Partnership for the years ended December 31, 2003 and 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verification, and comparisons,
2. Recordation of differences required by Rule 17a–13, and
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

To the Partners
Newbury Street Capital Limited Partnership
Page Two

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2003 and 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Moody, Famiglietti & Andronico, LLP
February 4, 2004